Filed Pursuant to Rule 253(g)(2)

File No.: 024-11941

SUPPLEMENT NO. 1 DATED NOVEMBER 2, 2022

TO THE OFFERING CIRCULAR DATED OCTOBER 24, 2022

Nightfood Holdings, Inc.

520 White Plains Road, Suite 500

Tarrytown, New York 10591

(888) 888-6444; https://ir.nightfood.com/

This document supplements, and should be read in conjunction with, the offering circular of Nightfood Holdings, Inc. (“we,” “our,” “us,” or the “Company”), dated October 24, 2022, as filed by us with the Securities and Exchange Commission on October 25, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to provide updated information regarding recent developments of the Company.

On November 2, 2022, we announced that independent sales data for September and October 2022 across a subsection of qualifying hotel lobby marketplaces show that Nightfood ice cream pints are capturing a significant percentage of hotel ice cream pint sales from industry-leading Haagen Dazs.

The reporting subset represents all 30 hotels across the country which only sold 2 brands of pint ice cream (Nightfood and Haagen Dazs) during the two-month period and for which point-of-sale purchase data is available. Hotels which only sold Nightfood pints were excluded from the analysis, as were hotels that sold more than two brands of pints.

Nightfood, which began appearing nationally in hotel freezers less than six months ago, captured over 39% of total ice cream pint unit sales against the iconic Haagen Dazs which launched in 1960. In 33% of those hotels, Nightfood outsold Haagen Dazs, head-to-head.